UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CIM COMMERCIAL TRUST CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

125525105

(CUSIP Number)

Eric P. Rubenfeld

c/o CIM Group LLC

4700 Wilshire Boulevard

Los Angeles, California 90010

Telephone: (323) 860 - 4900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525105

1.	Names of Reporting Persons Urban Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Person With	7.	Sole Voting Power 81,900,466

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 81,900,466

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,900,466

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons Richard Ressler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With	7.	Sole Voting Power 30,659(1)

	8.	Shared Voting Power 82,254,410(1)

	9.	Sole Dispositive Power 30,659(1)

	10.	Shared Dispositive Power 82,254,410(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,285,069(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.9%

14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 1 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Avraham Shemesh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 82,270,023(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 82,270,023(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,270,023(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.9%

14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 1 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Shaul Kuba

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 82,270,023(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 82,270,023(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,270,023(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.9%

14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 1 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Service Provider, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Person With	7.	Sole Voting Power 353,944(4)

	8.	Shared Voting Power 81,900,466(4)

	9.	Sole Dispositive Power 353,944(4)

	10.	Shared Dispositive Power 81,900,466(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,254,410(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.9%

14.	Type of Reporting Person (See Instructions) OO

(4) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 1 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

Reference is made to the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company (“CIM Manager” and, collectively with the foregoing, the “Reporting Persons”) on March 11, 2014 (the “Initial Statement”) and relates to the common stock, par value $0.001 per share (the “Common Shares”) of CIM Commercial Trust Corporation, a Maryland real estate investment trust (formerly, PMC Commercial Trust) (the “Issuer”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed to reflect a change in the Reporting Persons’ percentage beneficial ownership of the Common Shares as a result of a repurchase of 3,628,116 Common Shares by the Issuer from Urban II on September 14, 2016 (the “Share Repurchase”). In addition, on June 13, 2016, Urban II sold 9,911,418 of its Common Shares to the Issuer as part of the Issuer’s self tender offer, which expired on June 13, 2016. The information set forth in this Amendment No. 1 regarding percentage beneficial ownership is as of the date hereof and assumes there are 84,048,081 Common Shares outstanding by subtracting the number of Common Shares repurchased in the Share Repurchase (3,628,116 Common Shares) from the number of Common Shares outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 9, 2016 (87,676,197 Common Shares).

Except as otherwise described herein, the information contained in the Initial Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings set forth with respect thereto in the Initial Statement.

Item 2.	Identity and Background

The information regarding the Reporting Persons disclosed in the second sentence of the first paragraph of Item 2 of the Initial Statement is amended and restated as follows:

The address of the principal office of each Reporting Person is 4700 Wilshire Boulevard, Los Angeles, California 90010.

The information regarding the Reporting Persons disclosed in the second sentence of the third paragraph of Item 2 of the Initial Statement is amended and restated as follows:

The address of the principal office of CIM Group is 4700 Wilshire Boulevard, Los Angeles, California 90010.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Initial Statement are hereby amended and restated in their entirety as follows:

(a) Urban II directly owns 81,900,466 Common Shares, which represent approximately 97.4% of the outstanding Common Shares.

Mr. Ressler may be deemed to beneficially own 82,285,069 Common Shares, or approximately 97.9% of the outstanding Common Shares. Mr. Shemesh may be deemed to beneficially own 82,270,023 Common Shares, or approximately 97.9% of the outstanding Common Shares. Mr. Kuba may be deemed to beneficially own 82,270,023 Common Shares, or approximately 97.9% of the outstanding Common Shares. CIM Manager  may be deemed to beneficially own 82,254,410 Common Shares, or approximately 97.9% of the outstanding Common Shares.

Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 81,900,466 Common Shares held by Urban II by virtue of being the control persons of CIM Holdings, Inc., which is the sole managing member of CIM Group, LLC, which is the sole equity member of CIM Manager and the sole managing member of Urban II. Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 353,944 Common Shares through the holdings of CIM Manager. Mr. Ressler directly owns 30,659 Common Shares.  Mr. Shemesh is the indirect beneficial owner of 15,613 Common Shares through the holdings of The Shemesh Family Trust by virtue of being the grantor of The Shemesh Family Trust. Mr. Kuba is the indirect beneficial owner of 15,613 Common Shares through the holdings of The Kuba Family Trust by virtue of being the grantor of The Kuba Family Trust. CIM Manager directly owns 353,944 Common Shares. CIM Manager may be deemed to indirectly beneficially own the 81,900,466 Common Shares held by Urban II by virtue of being a member of a group with Urban II and Messrs. Ressler, Shemesh and Kuba. Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 1 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

The percentage of Common Shares outstanding reported as beneficially owned by each person herein on the date hereof assumes there are 84,048,081 Common Shares outstanding by subtracting the number of Common Shares repurchased in the Share Repurchase (3,628,116 Common Shares) from the number of Common Shares outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 9, 2016 (87,676,197 Common Shares).

(b) Urban II has the sole power to vote and dispose of 81,900,466 Common Shares. Mr. Ressler has the sole power to vote and dispose of 30,659 Common Shares and the shared power to vote and dispose of 82,285,069 Common Shares.  Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 82,270,023 Common Shares. CIM Manager has the sole power to vote and dispose of 353,944 Common Shares and the shared power to vote and dispose of 81,900,466 Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.  Date:  September 19, 2016

URBAN PARTNERS II, LLC, a Delaware limited liability company

By:	CIM Urban Partners GP, LLC, a California limited liability company, its general partner

	By:	/s/ David Thompson
	Name:	David Thompson
	Title:	Vice President and Chief Financial Officer

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM SERVICE PROVIDER, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer